UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

New Frontier Media, Inc.

File No. 0-23697 - CF#25683

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New Frontier Media, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 25, 2010, as amended on December 10, 2010.

Based on representations by New Frontier Media, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.2	through December 31, 2015
Exhibit 99.3	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel